MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

_________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

LEONARD M. ROSEN (1965-2014)

_________

OF COUNSEL

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA _________ COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

November 24, 2015

VIA HAND DELIVERY AND EDGAR

Anne Nguyen Parker

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Expedia, Inc.

Registration Statement on Form S-4

Filed November 16, 2015

File No. 333-208025

Dear Ms. Parker:

On behalf of our client, Expedia, Inc. (the “Company” or “Expedia”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 20, 2015, with respect to the Registration Statement on Form S-4 (File No. 333-208025), filed on November 16, 2015 (the “Registration Statement”).

Ms. Anne Nguyen Parker

November 24, 2015

This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six courtesy copies of Amendment No. 1 marked to indicate changes from the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the page numbers of the marked version of Amendment No. 1.

General

1.	Please provide us your legal analysis of the application of Rule 13e-3 to this transaction in light of the following: (i) the conversation between Mr. Sharples and Mr. Khosrowshahi on October 21 relating to Mr. Sharples’s continued employment with the combined company, and (ii) the discussions relating to the acceleration of Mr. Sharples’s portion of his outstanding options in connection with the transaction but which would not have been accelerated under the terms of Mr. Sharples’s compensation arrangements and the subsequent decision to effect such acceleration.

Response: The Company respectfully advises the Staff that it does not believe that the transaction with HomeAway, Inc. (“HomeAway”) should be considered a “Rule 13e-3 transaction” as defined in Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Under Rule 13e-3(a)(3)(i), in order for the transaction to constitute a Rule 13e-3 transaction, HomeAway or an “affiliate” of HomeAway must be purchasing HomeAway equity securities or must be the other party to the transaction.

The Company respectfully advises the Staff that the Company and HMS 1 Inc. (“Purchaser”) are not “affiliates” of HomeAway. The Company and Purchaser do not (i) hold any HomeAway equity securities, (ii) have any representation on HomeAway’s board of directors (or the right to appoint any representatives to the board of directors), or (iii) have any other relationship that is indicative of control of, or common control with, HomeAway.

The Company further respectfully advises the Staff that Mr. Sharples is currently not an affiliate of the Company or Purchaser and, as described below, will not become an affiliate of the Company or Purchaser as a result of the transaction for purposes of determining whether the transaction constitutes a Rule 13e-3 transaction.

Pursuant to Rule 13e-3(a)(1), in order for Mr. Sharples to be considered an affiliate of Expedia or Purchaser, he would have to directly or indirectly control or be controlled by or under common control with Expedia or Purchaser, such that they were standing “on both sides of the transaction . . .” Exchange Act Release No. 34-17719 (Apr. 13, 1981) (emphasis added). We recognize that Exchange Act Release No. 34-16075 (August 2, 1979) (the “Adopting Release”) and the Staff’s

Ms. Anne Nguyen Parker

November 24, 2015

guidance in the Compliance & Disclosure Interpretations (the “CD&I”) 201.01 and 201.06 suggest that where continuity in management exists, a Schedule 13E-3 may be required even if the transaction was negotiated at arm’s length. The CD&I notes that important factors in the Staff’s analysis of whether a Rule 13e-3 transaction exists include whether the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company, hold senior management positions with the surviving company, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”). The CD&I also notes that other factors examined by the Staff in analyzing potential Rule 13e-3 transactions include increases in consideration to be received by management and alterations in management’s executive agreements favorable to such management, although Note 6 of the Adopting Release clarifies that “the Commission would not view a person as an affiliate of the purchaser simply because such person enters into a reasonable and customary employment agreement . . .”

For the reasons outlined below, consistent with the CD&I guidance referenced above as well as the factual background in this transaction, the Company respectfully advises the Staff that it does not believe that the discussions with Mr. Sharples and arrangements regarding Mr. Sharples can be deemed to result in him being an affiliate of the Company, such that the proposed transaction would be considered a Rule 13e-3 transaction.

•	Upon consummation of the transaction, Mr. Sharples will hold an immaterial amount of the Company’s securities, representing substantially less than 1% of the Company outstanding capital stock. Given Mr. Sharples’s small equity stake in the Company following closing, coupled with no board or senior management role as discussed below, the Company respectfully advises the Staff that Mr. Sharples will have no ability to exercise any control or influence over the Company following the closing.

•	We also note in this regard that Mr. Barry Diller holds voting control of the Company, pursuant to agreements between Mr. Diller and Liberty Interactive Corporation, which is a further reason for Mr. Sharples not having any ability to influence the policies and management of the Company.

•	Consistent with this view and as set forth in the transaction agreement, upon consummation of the transaction, Mr. Sharples will not be a director or officer of the Company. While it is expected that he will retain a position with respect to the HomeAway business, Mr. Sharples will not be part of Expedia’s senior management.

•	While Mr. Sharples and Mr. Khosrowshahi discussed Mr. Sharples’ plans following the consummation of the transaction, including Mr. Khosrowshahi’s desire for Mr. Sharples to remain employed with the Company/HomeAway for a period of at least one year, there were no discussions regarding any terms of such employment, and no agreement has been entered into in this regard. These discussions fall well within the boundaries of ordinary course transition arrangements, particularly when one considers Mr. Sharples’ role as a co-founder of HomeAway. Furthermore, the transaction is not conditioned on any future employment by any HomeAway officer or employee, including Mr. Sharples.

Ms. Anne Nguyen Parker

November 24, 2015

•	All shares of HomeAway common stock held by HomeAway’s officers, including Mr. Sharples, will be exchanged for the same consideration that all other stockholders will receive in the transaction.

•	The proposal to accelerate the vesting of certain of Mr. Sharples’ equity awards came from HomeAway, not the Company. As the CD&I suggest, such revisions to agreements are not unusual in a transaction involving the sale of control of one company to another, and should not be regarded as evidence that an officer is an affiliate of the bidder.

•	The final decision by the independent HomeAway compensation committee to accelerate the vesting of certain of Mr. Sharples’ equity awards was taken after the key transaction terms had already been agreed between the Company and HomeAway (including the offer consideration). Although Mr. Sharples asked the HomeAway compensation committee to consider accelerating his unvested equity awards if the Company were to complete an acquisition of HomeAway, Mr. Sharples made it clear to the HomeAway compensation committee and the Company that his request should in no way put the acquisition in jeopardy or otherwise alter the terms of the acquisition. And indeed it did not. In fact, the Chairman of HomeAway’s compensation committee informed the Company that the compensation committee would not accelerate Mr. Sharples’ unvested equity awards if it would negatively impact the Company’s transition plan or the Company’s offer to acquire HomeAway. The Company respectfully advises the Staff that it does not believe that such reasonable and customary action taken voluntarily by an independent compensation committee should result in Mr. Sharples being placed on “both sides of the transaction.”

Based on the foregoing, the Company respectfully submits that Rule 13e-3 is not applicable to the transaction and does not require the Company or Mr. Sharples to be treated as Schedule 13E-3 filing persons.

Selected Historical Consolidated Financial Data of Expedia, page 17

2.	Disclose the ratio of earnings to fixed charges here and in the section beginning on page 97.

Response: In response to the Staff’s comment, the Registration Statement has been revised on pages 17, 21, 101 and 102.

Prospective Financial Information, page 50

3.	Revise to disclose the prospective financial information on page 56 in full instead of its summation.

Response: The Company respectfully advises the Staff that, based on discussions with HomeAway and its financial advisor, the Company has disclosed in the Registration Statement all

Ms. Anne Nguyen Parker

November 24, 2015

pro forma prospective financial information deemed material by HomeAway’s board of directors in approving the transaction agreement and recommending the offer and the mergers, including such material prospective financial information as was relied upon by HomeAway’s financial advisor in rendering its opinion that, as of the date of such opinion and based upon and subject to the various factors, assumptions, considerations, limitations and other matters set forth in its written opinion, the consideration to be received by holders of HomeAway common stock, other than Expedia or any affiliate of Expedia, pursuant to the final form of the transaction agreement was fair, from a financial point of view, to such holders. In order to clarify the disclosure in the Registration Statement, the Registration Statement has been revised on pages 55 and 57 to provide that the pro forma prospective financial information was derived by adding, rather than summarizing, the stand-alone prospective financial information of the Company and HomeAway. In addition, the Registration Statement has also been revised on page 54 to provide additional prospective financial information for HomeAway.

4.	We note that the prospective financial information included in page 56 has not been prepared in accordance with GAAP. Please provide the reconciliation required by Item 100(a) of Regulation G.

Response: The Company respectfully advises the Staff that it believes a GAAP reconciliation is not required or appropriate for prospective financial information in this context. Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K contain an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. The Company refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff interpreted the applicability of the exemption from Regulation G and Item 10(e) of Regulation S-K for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A. The Staff explained that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements. The Company supplementally advises the Staff that the projections in question are disclosed pursuant to Item 1015 of Regulation M-A through Item 4(b) of the Form S-4. Item 4(b) of Form S-4 provides that “If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report opinion or appraisal is referred to in the prospectus, furnish the same information as would be required by Item 1015(b) of Regulation M-A.” The fairness opinion of HomeAway’s financial advisor materially relates to the transaction and is referred to in the prospectus/offer to exchange included in the Registration Statement. As a result, the Registration Statement is a communication subject to Item 1015 of Regulation M-A and therefore exempt from Regulation G. The prospective financial projections are included in the Registration Statement because they were provided to, and used by, HomeAway’s financial advisor for purposes of rendering its fairness opinion in connection with the transaction and are therefore subject to Item 1015 of Regulation M-A.

Ms. Anne Nguyen Parker

November 24, 2015

The Company also supplementally advises the Staff that the assumptions underlying the non-GAAP measures presented as part of the prospective financial information are forward-looking in nature, and the Company believes that, and HomeAway has advised the Company that it believes that, a quantitative reconciliation cannot be made available without unreasonable effort. Accordingly, a reconciliation would not be required under Rule 100(a)(2) of Regulation G, independent of the availability of the exemption provided in Rule 100(d) of Regulation G. The prospective financial information presented in the Registration Statement has been provided to permit HomeAway stockholders to understand the inputs behind the evaluation of the transaction undertaken by the HomeAway financial advisor in rendering its fairness opinion. The Company believes, and HomeAway has advised the Company that it believes, that generating after-the-fact estimates of GAAP reconciliations in this context would be a speculative exercise that would be difficult to perform and that would only disclose information to investors that is imprecise and unpredictable and potentially misleading. The exercise would require the creation of new variables and assumptions and result in potentially confusing information being presented to investors.

5.	Please tell us why you disclaim your own disclosure in the last full paragraph on page 55. Alternatively, revise your disclosure.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 56 to delete the referenced paragraph in its entirety.

Source and Amount of Funds, page 75

6.	Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the information responsive to Item 1007(d) of Regulation M-A in an amended Tender Offer Statement on Schedule TO once the Company finalizes its plans for debt financing.

Where to Obtain More Information, page 123

7.	While we recognize that any documents you files pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please revise to state that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward- incorporated by reference into the Form S-4, or advise.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 127.

Ms. Anne Nguyen Parker

November 24, 2015

Annex B — Opinion of Qatalyst Partners LP

8.	Refer to the second sentence of the fourth paragraph on page B-2. Please revise to remove the implication that investors may not rely on the opinion of Qatalyst Partners and clarify that Qatalyst Partners consents to the use of its opinion in the registration statement.

Response: We respectfully advise the Staff that while the second sentence of the fourth paragraph on page B-2 states “[t]his opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent[,]” the third sentence of the last full paragraph on page 46 states that “Qatalyst Partners has provided its written consent to the reproduction of the Qatalyst Partners’ opinion in this document” and Exhibit 99.1 provides in writing that Qatalyst Partners “hereby consent[s] to the use in the prospectus/offer to purchase that forms a part of the Registration Statement on Form S-4 of Expedia, Inc., of our opinion dated November 4, 2015 appearing as Annex B to such prospectus/offer to exchange, and to the description of such opinion and to the references to our name contained therein under the headings “Summary – Opinion of HomeAway’s Financial Advisor”; “The Offer – Background of the Offer and the Mergers”; “The Offer – HomeAway’s Reasons for the Offer and the Mergers; Recommendation of HomeAway’s Board of Directors”; “The Offer – Opinion of HomeAway’s Financial Advisor”; and “The Offer – Prospective Financial Information.”

Exhibits 8.1 and 8.2

9.	We note that you have filed exhibits pursuant to Item 601(b)(8) of Regulation S-K (“Opinion re tax matters”). Please clarify whether counsels are giving tax opinions supporting the tax matters and consequences to shareholders described in the filing. If so, please have counsels clarify that the disclosure in Material U.S. Federal Income Tax Consequences is counsel’s opinion. In this regard, the statement that the discussion “is accurate in all material respects” is not appropriate. Please also have counsels file a signed and dated tax opinion prior to the effective date of the registration statement.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 112 to clarify that the disclosure in Material U.S. Federal Income Tax Consequences constitutes the opinion of each party’s counsel regarding certain tax matters and consequences to shareholders with respect to the transaction. The Company respectfully advises the Staff that each party’s counsel is providing a tax opinion regarding certain tax matters as described in the Registration Statement. The Company is including forms of these opinions in the Registration Statement and will file signed and dated opinions in an amendment to the Registration Statement prior to requesting acceleration of effectiveness of the Registration Statement.

*            *             *            *            *

Ms. Anne Nguyen Parker

November 24, 2015

We hope that the foregoing, and the revisions set forth in Amendment No. 1, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1269 or by email at AJNussbaum@wlrk.com.

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

Enclosures

cc (via e-mail):

Dara Khosrowshahi, Expedia, Inc.

Robert J. Dzielak, Expedia, Inc.

Melissa Frugé, HomeAway, Inc.

Paul R. Tobias, Wilson Sonsini Goodrich & Rosati, P.C.

Robert T. Ishii, Paul, Wilson Sonsini Goodrich & Rosati, P.C.